RADVIEW SOFTWARE LTD.
14 Hamelacha St., Park Afek
Rosh Ha'Ain, 48091, Israel

January 3, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs Assistant Director

Re:	Radview Software Ltd. Registration Statement on Form F-3 File No. 333-144979

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the Securities and Exchange Commission (the “SEC”) for an order permitting Radview Software Ltd., an Israeli corporation (the “Registrant’), to withdraw its Registration Statement on Form F-3 (File No. 333-144979), initially filed by the Registrant on July 31, 2007 (the “Registration Statement”).

        The Registration Statement has not been declared effective, no preliminary prospectus was distributed and no shares have been sold pursuant to the Registration Statement. Such withdrawal is requested in order to respond to the Staff’s comments with respect to the registration of ordinary shares (the “Preferred Warrant Shares”) upon conversion of preferred shares that may be acquired upon exercise of warrants. The Registrant respectfully requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC issue an order granting the desired withdrawal.

        The Registrant intends to refile a registration statement with the Commission that will exclude the Preferred Warrant Shares. Such registration statement will address the other comments the Registrant received from the Commission in a letter dated August 28, 2007.

        Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Brian Brodrick, the Registrant’s outside counsel, at (212) 841-0700.

Sincerely, RADVIEW SOFTWARE LTD. By: /s/ Eli Sofer —————————————— Eli Sofer Chief Financial Officer